UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

EVINE Live Inc.

(Exact name of registrant as specified in its charter)

Minnesota	41-1673770
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
6740 Shady Oak Road Eden Prairie, Minnesota (Address of principal executive offices)	55344-3433 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Junior Participating Cumulative Preferred Stock	Nasdaq Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.

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If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.

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If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.

Securities Act registration statement or Regulation A offering statement file number to which this form relates: ______________________(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

(Title of Class)

Item 1. Description of Securities to Be Registered.

On July 10, 2015, a duly authorized committee of the Board of Directors (the “Board”) of EVINE Live Inc. (the “Company) declared a dividend distribution of one purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (“Common Stock”), of the Company to shareholders of record as of the close of business on July 23, 2015 (the “Record Date”) and issuable as of that date. Except in the circumstances described below, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Cumulative Preferred Stock, $0.01 par value, of the Company (“Preferred Stock” and each one one-thousandth of a share of Preferred Stock, a “Unit”) at a price of $9.00 per Unit (the “Purchase Price”). The rights of a holder of a Unit are substantially equivalent to the rights of a holder of a share of Common Stock. The description and terms of the Rights are set forth in a Shareholder Rights Plan dated as of July 13, 2015 (the “Plan”), between the Company and Wells Fargo Bank, N.A., a national banking association (the “Rights Agent”).

By adopting the Plan, the Board is helping to preserve the value of certain deferred tax benefits, including those generated by net operating losses (collectively, the “Tax Benefits”). The Company's ability to use these Tax Benefits would be substantially limited if it were to experience an “ownership change” as defined under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, an ownership change would occur if there is a greater than 50-percentage point change in ownership of securities by shareholders owning (or deemed to own under Section 382 of the Code) five percent or more of a corporation's securities over a rolling three-year period. The Plan reduces the likelihood that changes in the Company's investor base have the unintended effect of limiting the Company's use of its Tax Benefits. The Board believes it is in the best interest of the Company and its shareholders that the Company provide for the protection of the Tax Benefits by adopting the Plan.

The Plan is intended to act as a deterrent to any person acquiring shares of the Company's securities equal to or exceeding 4.99% of the Company Stock without the approval of the Board. This would protect the Tax Benefits because changes in ownership by a person owning less than 4.99% of the Company Stock generally are not included in the calculation of “ownership change” for purposes of Section 382 of the Code. The Board will consider requests to exempt certain acquisitions of the Company's securities from the Plan if the Board determines that doing so would not limit or impair the availability of the Tax Benefits or is otherwise in the best interests of the Company.

The Plan specifying the terms of the Rights (as defined below) and the text of the press release announcing the declaration of the Rights are incorporated herein by reference as exhibits to this current report. The following summary provides only a general description of the Plan and is qualified in its entirety by reference to such exhibits.

The following is a summary of the terms of the Plan. The summary does not purport to be complete and is qualified in its entirety by reference to the Plan, a copy of which is attached as Exhibit 4.1 and incorporated herein by reference.

Distribution and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right for each outstanding share of Common Stock. Prior to the earlier of the Distribution Date, the Expiration Date or the Final Expiration Date, as such terms are defined below:

•	the Rights will be evidenced by and trade with the certificates for the Common Stock (“Common Stock Certificates”) (or, with respect to any uncertificated Common Stock registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;

•	new Common Stock Certificates issued after the Record Date will contain a legend incorporating the Plan by reference (for uncertificated Common Stock registered in book entry form, this legend will be contained in a notation in book entry); and

•	the surrender for transfer of any Common Stock Certificates (or the surrender for transfer of any uncertificated Common Stock registered in book entry form) will also constitute the transfer of the Rights associated with such Common Stock.

Rights will accompany any new shares of Common Stock that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Plan, the Rights will separate from the Common Stock and become exercisable following (i) the tenth calendar day after the day on which a public announcement or filing that a person or group of affiliated or associated persons has become an “Acquiring Person”, which is defined as a person who, at any time after the announcement of the adoption of the Plan, has acquired, or obtained the right to acquire, beneficial ownership of 4.99% or more of the Common Stock then outstanding, subject to certain exceptions, or (ii) the tenth calendar day (or such later date as may be determined by the Board) after the commencement of a tender or exchange offer, the consummation of which would result in a person becoming an Acquiring Person.

The date on which the Rights separate from the Common Stock and become exercisable is referred to as the “Distribution Date.”

After the Distribution Date, the Rights Agent will, if requested to do so by the Company, mail separate certificates evidencing the Rights (“Rights Certificates”) to the Company's shareholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the Common Shares. Thereafter, such Rights Certificates alone will represent the Rights.

Preferred Stock Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for $9.00 (the “Purchase Price”), one one-thousandth of a share of Preferred Stock having economic and other terms similar to that of one share of Common Stock. This portion of Preferred Stock is intended to give the shareholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock, and should approximate the value of one share of Common Stock.

Not Deemed an Acquiring Person

Each of the following persons will not be deemed to be an Acquiring Person, even if they have acquired, or obtained the right to acquire, beneficial ownership of 4.99% or more of the Common Stock then outstanding: (i) the Company, (ii) any subsidiary of the Company; (iii), any employee benefit plan or employee stock plan of the Company or any subsidiary of the Company and any person holding shares of Common Stock for or pursuant to the terms of any such plan; (iv) any “direct public group” within the meaning of Treasury Regulations Section 1.382-2T(j)(2)(ii), (v) any person who the Board determines prior to the time the person would otherwise be an Acquiring Person, should be exempted from being an Acquiring Person; (vi) any person who would otherwise be an Acquiring Person upon the first public announcement by the Company of the adoption of the Plan, unless and until such person, or any affiliate of such person, acquires beneficial ownership of any additional shares of Common Stock after the first public announcement by the Company of the adoption of the Plan; (vii) any person who as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares of Common Stock outstanding, increases the proportionate number of shares of Common Stock beneficially owned by the person to 4.99% or more of the shares of Common Stock then outstanding; (viii) any person who inadvertently becomes an Acquiring Person, so long as the person promptly enters into, and delivers to the Company, an irrevocable commitment to promptly divest, and thereafter promptly divests beneficial ownership of sufficient shares of Common Stock so that the person ceases to be an Acquiring Person. In addition, no person shall be an Acquiring Person if the Board shall have affirmatively determined in light of the intent and purposes of the Plan or other circumstances facing the Company, that such person should not be deemed an Acquiring Person.

Redemption of the Rights

At any time until close of business on the tenth calendar day after the day a public announcement or a filing is made indicating that a person has become an Acquiring Person, or thereafter under certain circumstances, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Exchange Provision

At any time after a person becomes an Acquiring Person, the Board may exchange all or part of the outstanding Rights (other than those held by an Acquiring Person) for shares of Common Stock at an exchange rate of one share of Common Stock (and, in certain circumstances, a Unit) for each Right. The Company will promptly give public notice of any exchange (although failure to give notice will not affect the validity of the exchange).

Expiration of the Rights

The Rights will expire upon the earliest of (i) the date on which all of the Rights are redeemed, (ii) the date on which the Rights are exchanged, (iii) the consummation of a reorganization transaction entered into by the Company resulting in the imposition of stock transfer restrictions that the Board determines will provide protection for the Company’s Tax Benefits similar to that provided by the Plan, (iv) the close of business on the effective date of the repeal of Section 382, or any other change, if the Board determines that the Plan is no longer necessary or desirable for the preservation of the Company’s Tax Benefits, (v) the date on which the Board determines that the Company’s Tax Benefits have been applied within the meaning of Section 382 and that the Plan is no longer necessary to preserve those Tax Benefits, (vi) the beginning of a taxable year of the Company to which the Board determines that none of the Company’s Tax Benefits may be carried forward, (vii) the close of business on the earlier of the first anniversary of the date of the Plan or the date of the Company’s 2016 annual meeting of shareholders, if the Plan shall not have been approved by the Company’s shareholders, (viii) the close of business on the date of the third annual meeting of shareholders following the last annual meeting of shareholders of the Company at which the Plan was most recently approved by shareholders, unless the Plan is re-approved by shareholders at that third annual meeting of shareholders, and (ix) the close of business on the tenth anniversary of the date of the Plan (the “Final Expiration Date”).

Amendment of Terms of Plan and Rights

Until the close of business on the tenth calendar day after the day a public announcement or a filing is made indicating that a person has become an Acquiring Person, the Company may amend the Rights in any manner. The Company may also amend the Plan after the close of business on the tenth calendar day after the day a public announcement or filing is made indicating that a person has become an Acquiring Person, to cure ambiguities, to correct defective or inconsistent provisions, to shorten or lengthen time periods under the Plan or in any other manner that does not adversely affect the interests of holders of the Rights. Notwithstanding the foregoing, no amendment of the Plan may extend its expiration date.

Voting Rights; Other Shareholder Rights

The Rights will not have any voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as a shareholder of the Company.

Anti-Dilution Provisions

The Purchase Price, and the number and kind of securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock. The Purchase Price is also subject to adjustment from time to time in the event of a Common Stock dividend on, or a subdivision or combination of, the shares of Common Stock.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders, depending on then-existing circumstances, may recognize taxable income.

Item 2.	Exhibits.

(d)	Exhibits

The following exhibits are being filed with this Registration Statement on Form 8-A.

Exhibit No.	Description

3.1	Certificate of Designation of Series A Junior Participating Cumulative Preferred Stock of EVINE Live Inc., to be filed with the Secretary of State of the State of Minnesota.
4.1	Shareholder Rights Plan, dated as of July 13, 2015, by and between EVINE Live Inc. and Wells Fargo Bank, N.A., as rights agent.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

Date: July 13, 2015		EVINE Live Inc.

	By:	/s/ Russell Nuce
Russell Nuce Executive Vice President and Chief Strategy Officer